UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Eurand N.V.

PART I. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros)

	June 30, 2010 (Unaudited)	December 31, 2009 (Note 2)

ASSETS
Current Assets
Cash and cash equivalents	20,720	16,893
Marketable securities	17,572	23,049
Accounts receivable, less allowance for doubtful accounts of €431 and €436, respectively	21,347	21,331
Inventories, net	19,494	15,633
Prepaid expenses and other current assets	10,526	9,041
Deferred income taxes	2,148	2,086
Total Current Assets	91,807	88,033

Non-Current Assets
Property, plant and equipment, net of accumulated depreciation of €79,230 and €73,145 , respectively	37,301	35,596
Goodwill	28,315	26,818
Other intangible assets, net of accumulated amortization of €6,793 and €5,720, respectively	6,353	6,288
Deferred income taxes	84	1,133
Other non-current assets	21	21
Total Non-Current Assets	72,074	69,856

Total Assets	163,881	157,889

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros, except share and per share amounts)

	June 30, 2010 (Unaudited)	December 31, 2009 (Note 2)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt from banks	1,000	-
Short-term borrowings	-	207
Accounts payable	8,353	12,628
Income taxes payable	3,240	3,260
Accrued expenses and other current liabilities	24,112	20,158
Total Current Liabilities	36,705	36,253

Non-Current Liabilities
Long-term debt from banks	2,000	-
Employees severance indemnities	3,864	3,932
Other non-current liabilities	3,523	3,192
Deferred income taxes	6,176	2,938
Total Non-Current Liabilities	15,563	10,062

Commitments and contingencies (Note 11)

Shareholders' Equity
Ordinary shares, par value €0.01 (130,000,000 shares authorized and 47,943,296 and 47,856,976 shares issued and outstanding as of June 30, 2010 and December 31, 2009, respectively)	479	479
Additional paid-in capital	152,472	150,976
Accumulated deficit	(47,299)	(44,286)
Accumulated other comprehensive income	5,961	4,405
Total Shareholders' Equity	111,613	111,574
Total Liabilities and Shareholders' Equity	163,881	157,889

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of euros, except share and per share amounts)

	For the three months ended		For the six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Product sales	29,441	24,095	56,287	48,098
Royalties	1,839	2,445	4,647	5,298
Development fees	1,641	4,010	3,062	6,312
Revenues	32,921	30,550	63,996	59,708
Cost of goods sold	(15,624)	(15,565)	(28,379)	(29,810)
Research and development expenses attributable to development fees	(1,240)	(2,211)	(2,472)	(3,823)
Other research and development expenses	(4,401)	(3,173)	(8,469)	(7,900)
Selling, general and administrative costs	(14,168)	(8,492)	(25,096)	(16,650)
Amortization of intangibles	(311)	(347)	(618)	(702)
Other income (expenses)	35	-	(471)	-
Operating income (loss)	(2,788)	762	(1,509)	823

Interest income (expense), net	(12)	75	5	128
Foreign exchange gain (loss), net	-	(353)	512	(297)

Income (loss) before taxes	(2,800)	484	(992)	654

Income tax expense	(573)	(1,086)	(2,021)	(2,230)

Net loss	(3,373)	(602)	(3,013)	(1,576)

Net loss per share:
Basic and diluted net loss per share	(0.07)	(0.01)	(0.06)	(0.03)
Weighted average shares used to compute basic and diluted net loss per share	47,907,205	45,754,727	47,885,957	45,753,725

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Six months ended June 30, 2010 and 2009
 (In thousands of euros, except share amounts)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Equity

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102
Comprehensive loss:
Net loss				(1,576)		(1,576)
Cumulative exchange translation adjustment					(456)	(456)
Comprehensive loss						(2,032)
Stock option compensation			1,152			1,152
Exercise of stock options	3,920	-				-
As at June 30, 2009	45,755,917	458	135,795	(39,958)	4,927	101,222

As at December 31, 2009	47,856,976	479	150,976	(44,286)	4,405	111,574
Comprehensive loss:
Net loss				(3,013)		(3,013)
Cumulative exchange translation adjustment					1,556	1,556
Comprehensive loss						(1,457)
Stock option compensation			1,397			1,397
Exercise of stock options	86,320	-	99			99
As at June 30, 2010	47,943,296	479	152,472	(47,299)	5,961	111,613

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of euros)

	For the six months ended
	June 30, 2010	June 30, 2009
Operating Activities
Net loss	(3,013)	(1,576)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	3,048	3,511
Amortization	618	702
Unrealized foreign exchange (gains) losses	(1,646)	(58)
Stock compensation	1,397	1,152
Deferred income taxes	1,085	21
Changes in operating assets and liabilities:
Accounts receivable, net	1,127	(4,526)
Inventories, net	(2,474)	(1,359)
Prepaid expenses and other current assets	(430)	(1,152)
Other non-current assets	-	(67)
Accounts payable	(4,744)	(1,578)
Accrued expenses and other current liabilities	2,032	5,955
Other non-current liabilities	(158)	857
Income taxes	(25)	(970)
Cash provided by (used in) operating activities	(3,183)	912

Investing Activities
Purchase of marketable securities	(5,276)	(6,189)
Maturity of marketable securities	12,585	3,832
Losses from hedging of marketable securities	(1,817)	-
Purchases of property, plant and equipment	(1,837)	(2,258)
Cash provided by (used in) investing activities	3,655	(4,615)

Financing Activities
Net changes in short term borrowings	(208)	(72)
Exercise of stock options	99	-
Cash received from long-term debt from banks	3,000	-
Cash provided by (used in) financing activities	2,891	(72)
Effect of exchange rates on cash	464	(53)
Increase (decrease) in cash and cash equivalents	3,827	(3,828)
Cash and cash equivalents at beginning of period	16,893	19,146
Cash and cash equivalents at end of period	20,720	15,318

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

1.      Company Overview

Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006.  In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market.  Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.

Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs.  Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory.  The Company is developing and commercializing a portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders and, which are being promoted in the United States with the Company’s own sales and marketing team.

2.      Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2010 and 2009, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”), consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to fairly present the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. The accounting policies applied in preparing the accompanying unaudited condensed consolidated financial statements are consistent with those for the year ended December 31, 2009, except as discussed in Adoption of Accounting Standards below.

The preparation of the accompanying unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Adoption of Accounting Standards

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 for Fair Value Measurements and Disclosures (ASC 820):  Improving Disclosures about Fair Value Measurements.  This ASU requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3; and also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques.  The changes to the ASC as a result of this update were effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years; and the adoption did not have a material impact on our consolidated financial statements. For Level 3 disclosures the Company does not expect that new requirements will have a significant impact on its consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, “Revenue Recognition.”  ASU 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Moreover, the ASU changes separability criteria applied in identification of units of accounting, abolishing the criterion that there must be objective and reliable evidence of fair value of the undelivered item(s) for the delivered item to be a separate unit of accounting. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company). The changes to the ASC as a result of this update also permit retrospective application for all periods presented. The Company is currently evaluating the potential impact, if any, of the adoption on its consolidated financial statements.

On 31 March 2010 FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-9, “Milestone Method of Revenue Recognition” (Issue 08-9). The ASU resulting from Issue 08-9 amends ASC 605-28. The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. Accordingly, the consensus states that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. The guidance in Issue 08-9 is effective for fiscal years, and interim periods within those years, beginning on or after 15 June 2010 (January 1, 2011 for the Company), and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. Early adoption is permitted provided that the revised guidance is retrospectively applied to the beginning of the year of adoption. The Company has elected not to adopt the ASU before January 1, 2011. The Company does not expect that the adoption of the ASU will have a significant impact on the consolidated financial statements of the Company.

3.      Fair Value Measurements

The carrying amounts of cash and cash equivalents, net accounts receivable, net accounts payable, short term borrowings and long term debt from banks approximate their fair values as of June 30, 2010 and December 31, 2009.

As of June 30, 2010 and December 31, 2009 the Company held U.S. treasury bills and French government bonds; and U.S. treasury bills, German and French government bonds, respectively, classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for amortization of premiums and discounts.

	June 30, 2010 (unaudited)		December 31, 2009 (note 2)
	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)

Marketable securities	17,572	17,559	23,049	23,013

For marketable securities, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. Level 1 inputs include quoted prices for identical instruments and are observable.

Marketable securities held as of June 30, 2010 and December 31, 2009 all had contractual maturities within one year of the reporting dates.

4.  Derivatives

The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars and Swiss francs. These contracts do not meet the criteria for formal designation and documentation at hedge inception and, accordingly, they are adjusted to fair value through income. Any respective assets or liabilities resulting from the fair value valuation of forward exchange contracts are disclosed as other current assets and other current liabilities, respectively, and were immaterial as of  June 30, 2010 and December 31, 2009. The notional amounts of the forward exchange contracts to sell U.S. dollars were $18,782,000 and  $29,723,000 as of June 30, 2010 and December 31, 2009, respectively. The notional amounts of the forward exchange contracts to buy Swiss francs were CHF 3,665,000 and CHF 3,776,000 as of June 30, 2010 and December 31, 2009, respectively.  During the three months ended June 30, 2010 and 2009, the Company recognized foreign exchange gains (losses) of €(3,687) and €176, respectively, within foreign exchange gain (loss), net, in the unaudited consolidated statement of operations, related to these hedging activities. During the six months ended June 30, 2010 and 2009, the Company recognized foreign exchange losses of €5,214 and €218, respectively, within foreign exchange gain (loss), net, in the unaudited consolidated statement of operations, related to these hedging activities.

5.      Inventories, net

	June 30, 2010 (unaudited)	December 31, 2009 (note 2)

Raw materials	10,677	9,759
Work in progress	3,390	3,174
Finished goods	5,427	2,700
	19,494	15,633

Allowances for obsolescence of inventories were €1,750 and €1,681 as of June 30, 2010 and December 31, 2009, respectively.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

6.      Prepaid Expenses and Other Current Assets

	June 30, 2010 (unaudited)	December 31, 2009 (note 2)

Litigation settlement receivable – current portion	4,303	3,646
Prepayments	3,917	2,135
Recoverable amounts for income taxes	1,670	1,649
Recoverable amounts for other taxes	387	1,053
Deferred cost of goods sold	249	558
	10,526	9,041

7.      Income Taxes

The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three and six months ended June 30, 2010 and 2009 are the increase in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy.

The IRAP tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base, however deduction of interest and most labor costs is not permitted. The IRAP tax is not deductible for corporate tax purposes.

8.      Accrued Expenses and Other Current Liabilities

	June 30, 2010 (unaudited)	December 31, 2009 (note 2)

Accrued employee compensation	6,194	5,436
Accrued expenses	3,782	3,448
Accrued product returns	2,451	3,595
Accrued rebates and chargebacks	2,352	940
Social security and other contributions	1,408	1,523
Taxes, other than income taxes	836	898
Deferred revenues	7,089	4,318
	24,112	20,158

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

9.      Long-Term Debt from Banks

On June 16, 2010 the Company entered into an unsecured loan agreement with an Italian bank to borrow €3,000 repayable in installments from September 2010 through September 2013 with a variable interest of 1.6% above Euribor. Euribor interest rate is hedged by a cap of 2.5%.

Long-term debt from banks is as follows:

	June 30, 2010 (unaudited)	December 31, 2009 (note 2)

Loan from Italian bank	3,000	-
	3,000	-

Amount due within one year	(1,000)	-
	2,000	-

10.      Shareholders’ Equity

Share Capital

During the six months ended June 30, 2010 and 2009, the Company issued 86,320 and 3,920 ordinary shares, respectively, in order to satisfy our obligations on the exercise of employee stock options.

Equity Based Compensation

Certain of our employees participate in the Eurand N.V. Equity Compensation Plan (the “Plan”) for which a maximum of 12,235,224 ordinary shares have been authorized for grants of options and other share awards by us. The Plan is an amendment and restatement of the Eurand N.V. Equity Compensation Plan adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan first adopted in December 1999.

The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 870,250 and 254,000 options, respectively, during the six months ended June 30, 2010 and 2009.

11.      Commitments and Contingencies

We are involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel and currently available information, the outcome of these proceedings will not have a material adverse effect on our consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

12.      Per Share Information

In accordance with ASC Topic 260, “Earnings per Share,” the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive. Averages of non-dilutive stock options are as follows:

	For the three months ended		For the six months ended
	June 30, 2009 (unaudited)	June 30, 2009 (unaudited)	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)

Average of non-dilutive stock options	4,522,136	3,840,096	4,205,679	3,852,356

13.      Geographic Revenues

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	For the three months ended		For the six months ended
	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)

U.S.A	23,151	16,814	43,542	32,894
Germany	2,709	3,062	6,496	6,040
United Kingdom	1,708	2,382	3,841	4,827
Japan	1,074	1,394	1,893	2,527
Italy	943	1,269	1,592	2,686
Spain	329	1,037	779	1,459
Switzerland	1,253	915	1,271	2,262
Canada	308	804	703	1,206
France	553	545	1,006	1,461
Netherlands	34	471	474	1,080
Other	859	1,857	2,399	3,266
	32,921	30,550	63,996	59,708

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and the related notes to our unaudited condensed consolidated financial statements and the other financial information appearing elsewhere in this report.  Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below. Accordingly, investors should not place undue reliance upon our forward-looking statements.

Forward Looking Statements

The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. In addition to the risks and uncertainties included in this Report on Form 6-K, other factors that could cause our actual results or actual outcomes to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:

•
our ability to market, commercialize and achieve market acceptance for ZENPEP® or any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth and establishment of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•
the possibility that our competitors have introduced significant quantities of unapproved products into the market place prior to the FDA’s April 28th, 2010 Stop Distribution date and that, for a period of time, this excess inventory will compete with sales of our approved product, ZENPEP;

•
the uncertainty surrounding the timing of the U.S. Food and Drug Administration’s (FDA) approval for Axcan’s ULTRASE® MT.  The Company licenses, manufactures and supplies Ultrase capsules to Axcan and there is possibility that we may have significantly reduced PEP sales to this customer in the United States until such approval is obtained, as well as subsequent competition in the event that the product is approved;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our products and product candidates;

•	our estimates, and the estimates of others, including equity research analysts, of our future performance;

•
and our estimates, and the estimates of others, including equity research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

Business Update

Marketed Product Updates

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

FDA-approved ZENPEP is a proprietary porcine-derived pancreatic enzyme replacement product, or PEP, developed to address the 2004 FDA guidance on pancreatic enzyme products (PEPs).  It has been approved for the treatment of (exocrine pancreatic insufficiency) EPI due to cystic fibrosis (CF) or other conditions.  Patients suffering from EPI are unable to produce or secrete pancreatic enzymes necessary for digestion, resulting in the malabsorption of nutrients and overall malnutrition.  EPI patients typically require PEPs which break down fats, proteins and complex carbohydrates for proper absorption into the body.  PEPs are a daily requirement for patients with EPI and are considered necessary for survival of many patients with CF.  According to data from IMS Health, PEPs generated approximately $1.3 billion in worldwide sales and approximately $403 million in U.S. sales in 2009.

PEPs had been commercialized in the U.S. without the benefit of FDA approval for more than 70 years.  In 2004, after significant adverse event reports, the FDA conducted a review of PEPs and found that none demonstrated “consistent bioactivity that results in predictable safety and effectiveness,” primarily as a result of lack of product stability and overfill.  As a result of these findings, the FDA mandated that all PEPs be subject to FDA review and approval and established criteria to ensure consistent quality, potency and stability of PEPs.  The FDA initially allowed certain manufacturers to continue to manufacture and sell unapproved PEPs until April 28, 2008.  However, in October 2007 the FDA extended the deadline to April 28, 2010.

We launched ZENPEP® (pancrelipase) Delayed-Release Capsules, a treatment for pancreatic insufficiency, in November 2009. In mid-December 2009, we introduced PANCRELIPASE™, an authorized generic (AG) to the 5000 unit dose of ZENPEP.  The AG is intended to retain the market share which the unbranded Pancrelipase captured in 2009 in the low-dose segment of the gastroenterology market. This market has historically has moved to the lowest-cost product.

In addition to receiving five years of regulatory exclusivity as a new chemical entity (NCE), we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP.  On February 9, 2010, the U.S. Patent and Trademark Office issued U.S. Patent No. 7,658,918, entitled "STABLE DIGESTIVE ENZYME COMPOSITIONS".  We expect that this patent will provide us with patent coverage on ZENPEP until at least February 20, 2028.

We are marketing ZENPEP to the approximately 120 CF Centers across the U.S. through our own sales force of 16 sales representatives and to the gastrointestinal market segment primarily through a contract sales organization of 49 sales representatives.

Based on publicly available materials and our industry knowledge, we are aware of two other PEP manufacturers that filed and have pending NDAs for a PEP and two (Solvay/Abbott and Johnson & Johnson) who have received FDA approval. In 2009 two PEPs received FDA approval, Creon® from Solvay/Abbott and ZENPEP.  In April 2010 McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson, announced FDA approval for Pancreaze™, its reformulated PEP, formerly marketed as Pancrease.

ZENPEP Launch Update

For the week ended July 23, 2010, our total ZENPEP franchise (ZENPEP and the AG) held 15% of total prescriptions in the PEP market.  This represents an increase of 9 points or 150%  when compared with a 6% share of total prescriptions as of April 23, 2010.

In late March 2010, the FDA, in accordance with its previously stated guidance that all marketed PEPs were required to have FDA approval by April 28, 2010, declared this a Stop Distribution date for unapproved PEPs and advised that patients not currently taking an approved product begin working with their healthcare professionals to switch to an FDA-approved PEP. On April 29, 2010, the Centers for Medicare & Medicaid Services (CMS) announced that, effective immediately, certain unapproved PEPs would no longer be reimbursed.

On May 6, 2010, Axcan announced that the FDA issued a complete response letter regarding Axcan’s New Drug Application (NDA) for its coated PEP, ULTRASE® MT.  This letter requires that deficiencies with respect to the manufacturing and control processes at the manufacturer of the active ingredient of ULTRASE® MT be addressed before approval can be granted (Eurand is not the manufacturer of the active ingredient).  The FDA has not requested any new clinical studies.  Axcan has stated publicly that they are working closely with the FDA to address outstanding questions and are confident that ULTRASE® MT will receive NDA approval, but cannot give any guidance at this point as to when approval will occur.

In accordance with the FDA's guidance, Axcan has stated that they stopped distribution of Ultrase effective April 28, 2010.  We license, manufacture and supply Ultrase capsules to Axcan and also receive royalties based on a percentage of Axcan’s net sales of the finished product. Both in 2009 and in the three months ended March 31, 2010, revenues from product sales and royalties to Axcan in the United States accounted for 31% of our total revenues.  In the second quarter of 2010 our revenues from Ultrase decreased substantially compared with the second quarter of 2009 and the first quarter of 2010, and accounted for 19% of our total revenues.  However, sales of ZENPEP in the second quarter 2010 more than offset lower product sales and royalties from Axcan for Ultrase, compared with the second quarter of 2009.

The ULTRASE® MT product, if approved, would compete with ZENPEP.  As there are currently only three approved products for the PEP market (ZENPEP, Creon® by Solvay/Abbott and Pancreaze™ by Johnson & Johnson) as long as Axcan's ULTRASE® MT and VIOKASE® products remain unapproved, an opportunity is presented for ZENPEP, or the other approved PEPs, to capture an additional share of the PEP market.  Pending FDA approval and launch, we anticipate lower product sales and royalties from Axcan for Ultrase in the second half of 2010 compared with the first half, but we expect that, compared with the second half of 2009, the revenue decrease due to Ultrase should be more than offset by increasing ZENPEP franchise revenues.

Product Development Pipeline Updates

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

In late 2009, the European Medicines Agency (EMA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of cystic fibrosis.  Based on these guidelines and the feedback we received from the EMA on the clinical and regulatory path forward for EUR-1008 (ZENPEP), we anticipate initiating a Phase III study in Europe in the second half of 2010.

The EMA has deemed a ZENPEP marketing authorization application eligible for evaluation of the under the Centralized Procedure, which enables a single marketing authorization that is valid across the European Union and provides the potential for 10 years of marketing exclusivity once the product is approved.  We believe that ZENPEP could be the first product to be filed under the Centralized Procedure since the EMA guidelines were issued.

We intend to out-license the distribution rights for EUR-1008 in Europe and Asia and discussions are ongoing with potential partners in those regions.

EUR-1025 – Once-Daily Formulation of Ondansetron

Following a meeting with the FDA in late 2009, we submitted a protocol to the FDA for two Phase III studies evaluating EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron, in the prevention of nausea and vomiting.  The FDA recently provided its response, and Eurand is incorporating this feedback into the protocol design.

EUR-1073 – CLIPPER™ (beclomethasone dipropionate)

Chiesi Farmaceutici S.p.A., the licensor of EUR-1073, a corticosteroid for the treatment of ulcerative colitis, completed a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis. Following a thorough analysis of the data from this study, Eurand has decided to discontinue development of this product and return the rights to Chiesi at no cost to Eurand.

Presentation of Financial information

We prepared our financial statements included in this report in euros in accordance with U.S. GAAP. References to “U.S. dollars,” “dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “euro”, “(euro)” or “€“ are to the single currency of the European Union.

Exchange Rate Information

Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

The following table sets forth information regarding the exchange rates of U.S. dollar per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	High	Low	Average	Period End

Three months ended
March 31, 2009	1.3946	1.2547	1.3035	1.3261
June 30, 2009	1.4270	1.2903	1.3619	1.4020
September 30, 2009	1.4795	1.3852	1.4311	1.4630
December 31, 2009	1.5100	1.4243	1.4762	1.4332
March 31, 2010	1.4536	1.3344	1.3820	1.3526
June 30, 2010	1.3666	1.1959	1.2740	1.2291

Six months ended June 30,
2009	1.4270	1.2547	1.3334	1.4020
2010	1.4536	1.1959	1.3267	1.2291

Month in 2010
January	1.4536	1.3870	1.4266	1.3870
February	1.3955	1.3476	1.3675	1.3660
March	1.3758	1.3344	1.3570	1.3526
April	1.3666	1.3130	1.3417	1.3302
May	1.3183	1.2224	1.2563	1.2369
June	1.2385	1.1959	1.2223	1.2291
July	1.3069	1.2464	1.2811	1.3069

Results of Operations

This section discusses our operating results.

Three months ended June 30, 2010, compared to three months ended June 30, 2009

The following table shows how revenues for the three months ended June 30, 2010 changed compared to the same period in 2009.

	Three months ended June 30,
	2010	2009	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)
Product sales	29,441	24,095	5,346	22%
Royalty income	1,839	2,445	(606)	-25%
Development fees	1,641	4,010	(2,369)	-59%
Total revenues	32,921	30,550	2,371	8%

Revenues. Our total revenues were €32.9 million for the three months ended June 30, 2010, compared to €30.6 million for the same period in 2009, an increase of €2.4 million or approximately 8%. The increase was primarily due to sales of ZENPEP and its AG (Authorized Generic), PancrelipaseTM, which we sell in the U.S. market and were launched at the end of 2009. This growth would have been 0.9 million, approximately 3%, if we excluded the effect of currency exchange rates variances.

Our product sales were €29.4 million for the three months ended June 30, 2010, an increase of €5.3 million or approximately 22% compared to the same period in 2009.  The increase was due to sales of ZENPEP which more than offset lower sales of ULTRASE to Axcan and no revenues from our low cost pancrelipase product which generated significant sales in 2009. The increase in product sales growth would have been €4.1 million or approximately 17% if currency effects worth €1.2 million were excluded.

Our royalties were €1.8 million for the three months ended June 30, 2010, a decrease of €0.6 million or approximately 25%, due to a decrease in royalties from ULTRASE of Axcan.  This decrease would have been €0.7 million or 29% if the currency effects were excluded. Pending FDA approval and launch, we anticipate substantially lower product royalties from ULTRASE of Axcan in the subsequent periods.

Our development fees were €1.6 million for the three months ended June 30, 2010 compared to €4.0 million for the same period in 2009, a decrease of €2.4 million, or approximately 59%.  If the currency exchange rate effect were excluded the decrease would have been 62% or €2.5 million.  Development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned and during the same period of 2009 included milestone revenue from GSK related to the launch of LAMICTAL ODT.

Cost of Goods Sold. Our cost of goods sold was €15.6 million for the three months ended June 30, 2010 compared to €15.6 million for the same period in 2009.  If negative foreign exchange effects of approximately €0.6 million were excluded, cost of goods sold would have decreased by €0.6 million or approximately 4% compared to the previous year. During the second quarter of 2010 we sold some inventories of ZENPEP that had been expensed in previous periods before in the third quarter of 2009 we received a regulatory approval for commercial launch in the U.S. If the related inventories were not expensed in previous periods cost of goods sold in the three months ended June 30, 2010 would have been higher by approximately €0.4 million.

Cost of goods sold as a percentage of product sales was 53.1% compared to 64.6% in the same period of 2009 and is primarily the result of the increase in higher margin ZENPEP product sales.

Research and Development Expenses. Research and development expenses were €5.6 million for the three months ended June 30, 2010 compared to €5.4 million for the same period in 2009, representing an increase of €0.3 million, or approximately 5%.  If foreign exchange rate effects were excluded, total R&D expense would have increased by €0.1 million, approximately 1%.  We classify our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees. For the three months ended June 30, 2010, we were involved in a number of external projects for third parties, which we classify in our consolidated statement of operations as research and development expenses attributable to development fees. For the three months ended June 30, 2010, we incurred €1.2 million in research and development expenses attributable to development fees, representing 22% of our total research and development expenses. This represented a decrease of €1.0 million compared to the same period in 2009. The largest component of these research and development expenses attributable to development fees was personnel costs. For the three months ended June 30, 2010, €0.6 million of personnel costs were incurred compared to €0.7 million for the same period in 2009. With more than 10 active external projects during the three months ended June 30, 2010 and 2009, no single project was individually significant.

Other Research and Development Expenses. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the three months ended June 30, 2010, we incurred €4.4 million in other research and development expenses, representing 78% of our total research and development expenses. This represented an increase of €1.2 million compared to the same period in 2009. Certain components of our other research and development expenses, notably clinical study activity, can significantly vary from quarter to quarter. Both for the three months ended June 30, 2010 and 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP® (EUR-1008). In the three months ended June 30, 2010 development costs for EUR-1008 were €1.7 million and €1.5 million in the same period in 2009. For the three months ended June 30, 2010 and 2009, the portion of our research and development expenses attributable to other internal development projects was €2.7 million and €1.7 million, respectively, and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were €14.2 million for the three months ended June 30, 2010 compared to €8.5 million for the same period in 2009, representing an increase of €5.7 million, approximately 67% or €4.9 million, approximately 58% if the currency effects were excluded.  This is primarily attributable to an increase in direct sales and marketing expenses associated with the launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed care programs.

Income tax expense. For the three months ended June 30, 2010, we recorded income taxes of €573 thousand on a pre-tax loss of €2.8 million.  In the three months ended June 30, 2009, we recorded income taxes of approximately €1.1 million on a pre-tax income of €484 thousand.  Our taxes do not correlate directly to our consolidated profit and loss before tax for two main reasons.  First, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible.  Second, we have recorded valuation allowances to reduce deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis to amounts that are deemed more likely than not to be recovered. Additionally in the second quarter 2010, due to revisions to our estimates of revenues from product sales and royalties from ULTRASE of Axcan, we revised and increased our estimated annual effective tax rate applied to the income of our Italian subsidiary. The effect of this revision, which was applied to income before taxes for the first half of 2010, was fully recorded in income tax expense in the second quarter of 2010.

Six months ended June 30, 2010, compared to six months ended June 30, 2009

The following table shows how revenues for the six months ended June 30, 2010 changed compared to the same period in 2009.

	Six months ended June 30,
	2010	2009	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)
Product sales	56,287	48,098	8,189	17%
Royalty income	4,647	5,298	(651)	-12%
Development fees	3,062	6,312	(3,250)	-52%
Total revenues	63,996	59,708	4,288	7%

Revenues. Our total revenues were €64.0 million for the six months ended June 30, 2010, compared to €59.7 million for the same period in 2009, an increase of €4.3 million or approximately 7%. The increase was primarily due to sales of ZENPEP and its AG (Authorized Generic), PancrelipaseTM, which we sell in the U.S. market and were launched at the end of 2009. This growth was not affected by changes in exchange rates.

Our product sales were €56.3 million for the six months ended June 30, 2010, an increase of €8.2 million or approximately 17% compared to the same period in 2009.  The increase was primarily due to sales of the ZENPEP. Moreover in the first quarter of 2010, following the FDA announcements indicating that unapproved PEPs would not be recalled, the Company reviewed its product return provision relative to Pancrelipase, its unapproved PEP, and accordingly recognized revenues of €2.1 million, concomitantly reducing the provision for product returns.

Our royalties were €4.6 million for the six months ended June 30, 2010, a decrease of €0.7 million or approximately 12%, due to a decrease in royalties from ULTRASE of Axcan. This decrease would have been €0.6 million or 11% if the currency effects were excluded. Pending FDA approval and launch, we anticipate substantially lower product royalties from ULTRASE of Axcan in the subsequent periods.

Our development fees were €3.1 million for the six months ended June 30, 2010 compared to €6.3 million for the same period in 2009, a decrease of €3.2 million, or approximately 52%.  The currency exchange rate had no significant impact on the development fees. Development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned and for the first six months of 2009 included a milestone payment from GSK related to the launch of LAMICTAL ODT.

Cost of Goods Sold. Our cost of goods sold was €28.4 million for the six months ended June 30, 2010 compared to €29.8 million for the same period in 2009, representing a decrease of €1.4 million, or approximately 5%.  If foreign exchange effects of approximately €0.3 million were excluded then the decrease would have been approximately €1.7 million or 6%, compared to the previous year. During the first half of 2010 we sold some inventories of ZENPEP that were expensed in previous periods before in the third quarter of 2009 we received a regulatory approval for commercial launch in the U.S. If the related inventories were not expensed in previous periods cost of goods sold in the six months ended June 30, 2010 would have been higher by approximately €0.5 million.

Cost of goods sold as a percentage of product sales was 50.4% compared to 62.0% in the same period of 2009 primarily as result of the increase in higher margin ZENPEP product sales.

Research and Development Expenses. Research and development expenses were €10.9 million for the six months ended June 30, 2010 compared to €11.7 million for the same period in 2009, representing a decrease of €0.8 million, or approximately 7%.  Foreign exchange rate effects have not had any significant impact and would show the same decrease if the currency effects were excluded.  We classify our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees. For the six months ended June 30, 2010, we were involved in a number of external projects for third parties, which we classify in our consolidated statement of operations as research and development expenses attributable to development fees. For the six months ended June 30, 2010, we incurred €2.5 million in research and development expenses attributable to development fees, representing 23% of our total research and development expenses. This represented a decrease of €1.4 million compared to the same period in 2009. The largest component of these research and development expenses attributable to development fees was personnel costs. For the six months ended June 30, 2010, €0.9 million of personnel costs were incurred compared to €1.3 million for the same period in 2009. With more than 10 active external projects during the six months ended June 30, 2010 and 2009, no single project was individually significant.

Other Research and Development Expenses. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the six months ended June 30, 2010, we incurred €8.5 million in other research and development expenses, representing 77% of our total research and development expenses. This represented an increase of €0.6 million compared to the same period in 2009. Certain components of our other research and development expenses, notably clinical study activity, can significantly vary from quarter to quarter. Both for the six months ended June 30, 2010 and 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP® (EUR-1008). In the six months ended June 30, 2010 development costs for EUR-1008 were €2.9 million and €3.4 million in the same period in 2009. For the six months ended June 30, 2010 and 2009, the portion of our research and development expenses attributable to other internal development projects was €5.6 million and €4.5 million, respectively, and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were €25.1 million for the six months ended June 30, 2010 compared to €16.7 million for the same period in 2009, representing an increase of €8.4 million, approximately 51% or €8.1 million, approximately 49% if the currency effects were excluded.  This is primarily attributable to an increase in direct sales and marketing expenses associated with the launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed care programs.

Income tax expense. For the six months ended June 30, 2010, we recorded income taxes of €2.0 million on a pre-tax loss of €992 thousand.  In the six months ended June 30, 2009, we recorded income taxes of approximately €2.2 million on a pre-tax income of €654 thousand.  Our taxes do not correlate directly to our consolidated profit and loss before tax for two main reasons.  First, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible.  Second, we have recorded valuation allowances to reduce deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis to amounts that are deemed more likely than not to be recovered.

Changes in Financial Position

Cash and cash equivalents. Cash and cash equivalents were €20.7 million as of June 30, 2010 compared to €16.9 million as of December 31, 2009. Our cash and cash equivalents increased primarily due to cash received on maturity of marketable securities of €12.6 million and cash received from long-term bank borrowings of €3.0 million, which more than offset purchase of marketable securities of €5.3 million, cash used in operating activities in the period of €3.2 million and investments in property, plant and equipment of €1.8 million.

Marketable securities. Marketable securities were €17.6 million as of June 30, 2010 compared to €23.0 million as of December 31, 2009.

Total shareholders’ equity. Shareholders’ equity on June 30, 2010 did not change from December 31, 2009 and was €111.6 million, primarily as a result of the following offsetting equity changes: a net loss of €3.0 million, the effects of share-based compensation of €1.4 million and a positive exchange translation adjustment of €1.6 million.

Off Balance Sheet Arrangements

As of June 30, 2010, we did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer. Our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize the cumulative effect of foreign currency translations as a separate component of shareholders’ equity.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax loss by approximately €874 thousand for the six months ended June 30, 2010. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax loss by approximately €1.1 million for the six months ended June 30, 2010.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

PART II. OTHER INFORMATION

Risk Factors

There have been no material changes from the risk factors set forth in the Company's quarterly report on Form 6-K for the quarter ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                Date: August 6, 2010

EURAND N.V.
(Registrant)

By:	/s/Mario Crovetto
Mario Crovetto
Chief Financial Officer